**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): July 30, 2007 (July 23, 2007)

# COMMUNICATE.COM, INC.

(Exact name of Registrant as specified in charter)

| | | |
|---|---|---|
| Nevada | 000-29929 | 88-0346310 |
| (State or other jurisdiction | (Commission File Number) | (IRS Employer |
| of incorporation) | | Identification Number) |

#600-1100 Melville Street
Vancouver, British Columbia V6E 4A6
(Address of principal executive offices)

Registrant's telephone number, including area code: (604) 697-0136

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2 below).

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13(e)-4(c))

**Item 5.02  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**


 **(d)          Appointment of Directors**

Effective July 23, 2007, Mr. James P. Taylor was appointed as a member of the Company's Board of Directors.  Mr. Taylor will serve as an "independent director" as that term is defined under NASDAQ Rule 4200(a)(15) and is expected to serve on the Company's Audit Committee.

Mr. Taylor is a graduate of Indiana University where he obtained a Bachelor of Science degree in Finance and Accounting.  He earned his MBA from DePaul University where he focused his studies on International Business and Corporate finance.  Mr. Taylor has over 20 years of experience in corporate management, finance and planning.  From 2006 to the present, he has been engaged as a financing and management consultant for various companies.  From 2002 to 2006, Mr. Taylor served as the Chief Financial Officer for Peer 1 Network Enterprises, Inc., a publicly traded company and the leading North American provider of internet infrastructure services.  While at Peer 1, he was responsible for financial and administrative operations and led the development of annual and strategic business plans and financial models.  From 2001 to 2002, Mr. Taylor served as Chief Operating Officer and Chief Financial Officer of Chicago Aerosol, LLC. Mr. Taylor is a member of the Society of Competitive Intelligence.

There are no transactions or relationships between the Company and Mr. Taylor in which Mr. Taylor had or is to have a direct or indirect material interest.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


COMMUNICATE.COM, INC.

By: /s/ C. Geoffrey Hampson
     C. Geoffrey Hampson
     Chief Executive Officer
     Dated: July 27, 2007